                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                GRAVITY CO., LTD.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE W500 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   38911N 107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 GENERAL COUNSEL
                                GRAVITY CO., LTD.
                             SHINGU BUILDING, 620-2
                            SHINSA-DONG, GANGNAM-GU,
                                  SEOUL 135-894
                                REPUBLIC OF KOREA
                                 +82-2-516-5438

                                 WITH A COPY TO:

                               JIN HYUK PARK, ESQ.
                         SIMPSON THACHER & BARTLETT LLP
                              ICBC TOWER, 7TH FLOOR
                      3 GARDEN ROAD, CENTRAL, HONG KONG SAR
                           PEOPLE'S REPUBLIC OF CHINA
                                 +852-2514-7665
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 AUGUST 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 38911N 107
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Jung Ryool Kim

    IRS IDENTIFICATION NO.: Not applicable
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)       X
                                                                 (b)      [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    PF (see Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)        [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Republic of Korea
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER
                            0*
  NUMBER OF           ----------------------------------------------------------
  SHARES              8.    SHARED VOTING POWER
  BENEFICIALLY              0*
  OWNED BY            ----------------------------------------------------------
  EACH                9.    SOLE DISPOSITIVE POWER
  REPORTING                 0*
  PERSON WITH         ----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            0*
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0*
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0*
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

* Beneficial ownership of the common stock, par value W500 per share ("Common Stock"), of GRAVITY Co., Ltd. referred to herein is being reported hereunder because of the execution on August 29, 2005 of a Stock Purchase Agreement pursuant to which Ji Young Kim, Young Joon Kim and Ji Yoon Kim acquired from Rhoceo Co., Ltd. ("Rhoceo") an aggregate of 243,948 shares, or 3.5%, of the Common Stock. On August 30, 2005, all of the reporting persons, including Jung Ryool Kim, entered into a Stock Purchase Agreement with EZER Inc. ("EZER") pursuant to which each of the reporting persons has sold to EZER all of his or her Common Stock, including the Common Stock purchased from Rhoceo. Accordingly, each reporting person beneficially owns zero shares of Common Stock as of the filing date of this Schedule 13D.

CUSIP No. 38911N 107
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ji Young Kim

    IRS IDENTIFICATION NO.: Not applicable
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)       X
                                                                 (b)      [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    PF (see Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)        [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Republic of Korea
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER
                            0*
  NUMBER OF           ----------------------------------------------------------
  SHARES              8.    SHARED VOTING POWER
  BENEFICIALLY              0*
  OWNED BY            ----------------------------------------------------------
  EACH                9.    SOLE DISPOSITIVE POWER
  REPORTING                 0*
  PERSON WITH         ----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            0*
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0*
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0*
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

* Beneficial ownership of the Common Stock referred to herein is being reported hereunder because of the execution on August 29, 2005 of a Stock Purchase Agreement pursuant to which Ji Young Kim, Young Joon Kim and Ji Yoon Kim acquired from Rhoceo an aggregate of 243,948 shares, or 3.5%, of the Common Stock. On August 30, 2005, all of the reporting persons, including Jung Ryool Kim, entered into a Stock Purchase Agreement with EZER pursuant to which each of the reporting persons has sold to EZER all of his or her Common Stock, including the Common Stock purchased from Rhoceo. Accordingly, each reporting person beneficially owns zero shares of Common Stock as of the filing date of this
Schedule 13D.

CUSIP No. 38911N 107
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    Young Joon Kim

    IRS IDENTIFICATION NO.: Not applicable
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)       X
                                                                 (b)      [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    PF (see Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)        [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Republic of Korea
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER
                            0*
  NUMBER OF           ----------------------------------------------------------
  SHARES              8.    SHARED VOTING POWER
  BENEFICIALLY              0*
  OWNED BY            ----------------------------------------------------------
  EACH                9.    SOLE DISPOSITIVE POWER
  REPORTING                 0*
  PERSON WITH         ----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            0*
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0*
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0*
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

* Beneficial ownership of the Common Stock referred to herein is being reported hereunder because of the execution on August 29, 2005 of a Stock Purchase Agreement pursuant to which Ji Young Kim, Young Joon Kim and Ji Yoon Kim acquired from Rhoceo an aggregate of 243,948 shares, or 3.5%, of the Common Stock. On August 30, 2005, all of the reporting persons, including Jung Ryool Kim, entered into a Stock Purchase Agreement with EZER pursuant to which each of the reporting persons has sold to EZER all of his or her Common Stock, including the Common Stock purchased from Rhoceo. Accordingly, each reporting person beneficially owns zero shares of Common Stock as of the filing date of this
Schedule 13D.

CUSIP No. 38911N 107
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    Ji Yoon Kim

    IRS IDENTIFICATION NO.: Not applicable
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)       X
                                                                 (b)      [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    PF (see Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)        [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Republic of Korea
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER
                            0*
  NUMBER OF           ----------------------------------------------------------
  SHARES              8.    SHARED VOTING POWER
  BENEFICIALLY              0*
  OWNED BY            ----------------------------------------------------------
  EACH                9.    SOLE DISPOSITIVE POWER
  REPORTING                 0*
  PERSON WITH         ----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            0*
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0*
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0*
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

* Beneficial ownership of the Common Stock referred to herein is being reported hereunder because of the execution on August 29, 2005 of a Stock Purchase Agreement pursuant to which Ji Young Kim, Young Joon Kim and Ji Yoon Kim acquired from Rhoceo an aggregate of 243,948 shares, or 3.5%, of the Common Stock. On August 30, 2005, all of the reporting persons, including Jung Ryool Kim, entered into a Stock Purchase Agreement with EZER pursuant to which each of the reporting persons has sold to EZER all of his or her Common Stock, including the Common Stock purchased from Rhoceo. Accordingly, each reporting person beneficially owns zero shares of Common Stock as of the filing date of this
Schedule 13D.

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value of W500 per share ("Common Stock"), of GRAVITY Co., Ltd. (the "Company"), a company with limited liability organized under the law of the Republic of Korea ("Korea"). The address of the Company's principal executive office is Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul 135-894 Korea.


ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by a group consisting of Jung Ryool Kim and his three children, Ji Young Kim, Young Joon Kim and Ji Yoon Kim (collectively, the "Kim Family"). The business address of the Kim Family is c/o GRAVITY Co., Ltd., Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul 135-894 Korea.

     Jung Ryool Kim is a director of the Company. Ji Young Kim is a student at School of Vision Art, located in New York, New York. Young Joon Kim is a student at Rio Lindo Academy, located in Healdsburg, California. Ji Yoon Kim is a student at Eonbuk Elementary School, located in Seoul, Korea.

     During the five years prior to the date hereof, no member of the Kim Family has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All members of the Kim Family are citizens of Korea.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On August 29, 2005, Ji Young Kim, Young Joon Kim and Ji Yoon Kim entered into a Stock Purchase Agreement (the "Rhoceo Stock Purchase Agreement") with Rhoceo Co., Ltd., a company with limited liability organized under the law of Korea ("Rhoceo"), pursuant to which Ji Young Kim, Young Joon Kim and Ji Yoon Kim acquired an aggregate of 243,948 shares, or 3.5%, of the Common Stock previously beneficially owned by Rhoceo (the "Rhoceo Shares") for an aggregate amount of W17,564,256 thousand, or W72,000 per share, in cash. According to the terms of the Rhoceo Stock Purchase Agreement, of the aggregate purchase amount, W3.7 billion was paid on August 29, 2005 and the remainder will be paid on September 29, 2005. The source of funding for the initial payment was funds owned by Mr. Jung Ryool Kim, which were loaned to Ji Young Kim, Young Joon Kim and Ji Yoon Kim. The source of funding for the second payment will be the funds received from EZER Inc., a corporation organized under the law of Japan ("EZER"), as consideration for the sale of all of the Common Stock held by the members of the Kim Family to EZER, which is discussed in Item 4 below.

     The allocation for the Rhoceo Shares purchased, and the payments made or to be made, by Ji Young Kim, Young Joon Kim and Ji Yoon Kim is as follows:

                        Rhoceo Shares       Initial Payment       Second Payment       Total Payment
                        -------------       ---------------       --------------       -------------
                                                    (in thousands of Won)

Ji Young Kim                   31,549           W 1,500,000         W    771,528        W  2,271,528
Young Joon Kim                 87,538             1,200,000            5,102,736           6,302,736
Ji Yoon Kim                   124,861             1,000,000            7,989,992           8,989,992
                        -------------       ---------------       --------------       -------------
   Total                      243,948           W 3,700,000         W 13,864,256        W 17,564,256



ITEM 4. PURPOSE OF TRANSACTION

     The purchase of the Rhoceo Shares by three members of the Kim Family was in anticipation of the sale of all of the Common Stock held by all members of the Kim Family. On August 30, 2005 (the "Closing Date"), all four members of the Kim Family entered into a Stock Purchase Agreement (the "EZER Stock Purchase Agreement") with EZER. During the negotiations leading up to the execution of the EZER Stock Purchase Agreement, EZER indicated that it would only enter into such agreement if the shares to be purchased thereunder constituted a majority of the outstanding shares of the Common Stock. Prior to August 29, 2005, the Kim Family's collective ownership constituted less than a majority of the outstanding shares of the Common Stock. Consequently, three members of the Kim Family acquired the Rhoceo Shares so that the Kim Family would own a majority of the outstanding shares of the Common Stock.

     Under the EZER Stock Purchase Agreement, EZER has purchased all of the 3,640,619 shares of the Common Stock (the "Kim Shares") held by the members of the Kim Family for an aggregate cash payment of 40 billion Japanese Yen, or approximately 10,987 Japanese Yen per share of Common Stock. Immediately prior to August 29, 2005, the members of the Kim Family held an aggregate of 3,396,671 shares, or 48.9%, of the Common Stock, consisting of 2,718,931 shares, or 36.7%, held by Mr. Jung Ryool Kim, 282,350 shares, or 5.1%, held by Ji Young Kim, 218,920 shares, or 3.9%, held by Young Joon Kim, and 176,470 shares, or 3.2%, held by Ji Yoon Kim. These shares, together with the Rhoceo Shares (which consist of 243,948 shares, or 3.5%, of the Common Stock), constitute a majority of the Common Stock.

     Pursuant to the EZER Stock Purchase Agreement, the members of the Kim Family will take necessary action to cause the Company to convene an extraordinary shareholders' meeting no later than September 21, 2005, or any other date to be agreed upon by the parties, for the purpose of electing the directors of the Company nominated by EZER. In connection therewith, the members of the Kim Family will issue, and will cause Rhoceo to issue, proxies to EZER so that EZER may participate in the extraordinary shareholders' meeting. In addition, Mr. Jung Ryool Kim will resign, and will cause the independent directors of the Company to resign, as directors of the Company prior to such extraordinary shareholders' meeting. The members of the Kim Family will cause the Company to retain one or two persons designated by EZER as counsel with the right to stay with the Company on a full time basis, and to observe its business decisions and daily operations of the Company.

     In addition, for a period of three years after the Closing Date, the members of the Kim Family will not, directly or indirectly, (i) cause, induce or attempt to cause or induce any licensee, franchisee, employee or consultant of the Company (including any licensee, franchisee, employee or consultant existing on the Closing Date or within the year preceding the Closing Date) to cease doing business with the Company; (ii) hire, retain or attempt to hire or retain any employee of the Company unless the employee has left the Company for six months or longer; (iii) directly or indirectly engage in any business of distribution or development of any products distributed or being developed by the Company (the "Products") as of the Closing Date; or (iv) directly or indirectly engage in any business to intentionally and materially impair, prevent or restrain the distribution and development of the Products.

     The foregoing summary of the Rhoceo Stock Purchase Agreement and the EZER Stock Purchase Agreement is qualified in its entirety by reference to the respective agreements, copies of which are exhibits hereto and are incorporated herein by reference.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     By virtue of the EZER Stock Purchase Agreement, no member of the Kim Family beneficially owns any shares of Common Stock as of the filing date of this
Schedule 13D.

     Except as described in Items 3 and 4, no member of the Kim Family has effected any transactions in the securities of the Company during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Rhoceo Stock Purchase Agreement and the EZER Stock Purchase Agreement referenced in the foregoing items of this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company. The information set forth in the foregoing items of this
Schedule 13D and the copies of each stock purchase agreement included herewith as an exhibit is incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement

Exhibit 2 Stock Purchase Agreement, dated as of August 29, 2005, among Ji Young Kim, Young Joon Kim and Ji Yoon Kim and Rhoceo Co., Ltd. (English translation)

Exhibit 3 Stock Purchase Agreement, dated as of August 30, 2005, among Jung Ryool Kim, Ji Young Kim, Young Joon Kim and Ji Yoon Kim and EZER Inc. (incorporated by reference to Exhibit B to the statement on Schedule 13D filed by Techno Groove Co., Ltd. et al on August 30, 2005 with respect to Common Stock, par value of W500 per share, of GRAVITY Co., Ltd.)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: AUGUST 30, 2005


                                        /s/ Jung Ryool Kim
                                     -------------------------------------------
                                     Jung Ryool Kim



                                        /s/ Ji Young Kim
                                     -------------------------------------------
                                     Ji Young Kim



                                        /s/ Jung Ryool Kim
                                     -------------------------------------------
                                     Jung Ryool Kim, as legal representative of
                                     Young Joon Kim



                                        /s/ Jung Ryool Kim
                                     -------------------------------------------
                                     Jung Ryool Kim, as legal representative of
                                     Ji Yoon Kim

                                 EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement

Exhibit 2 Stock Purchase Agreement, dated as of August 29, 2005, among Ji Young Kim, Young Joon Kim and Ji Yoon Kim and Rhoceo Co., Ltd. (English translation)

Exhibit 3 Stock Purchase Agreement, dated as of August 30, 2005, among Jung Ryool Kim, Ji Young Kim, Young Joon Kim and Ji Yoon Kim and EZER Inc. (incorporated by reference to Exhibit B to the statement on Schedule 13D filed by Techno Groove Co., Ltd. et al on August 30, 2005 with respect to Common Stock, par value of W500 per share, of GRAVITY Co., Ltd.)